Exhibit 99.1

Ellomay Capital Ltd. and its Subsidiaries Condensed Consolidated Interim Financial Statements As at June 30, 2013 (Unaudited)

Ellomay Capital Ltd. and its Subsidiaries

Interim Consolidated Financial Statements

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statement of Financial Position as at

	June 30	December 31
	2013 (Unaudited)	2012 (Audited)
	US$ in thousands
Assets
Current assets:
Cash and cash equivalents	1,632	33,292
Short-term deposits	5,306	5,290
Restricted cash	7,836	8,085
Trade receivables	412	95
Other receivables and prepaid expenses	8,147	4,436
	23,333	51,198
Non-current assets
Investment in equity accounted investee	21,729	19,198
Financial asset	2,940	485
Property, plant and equipment, net	91,553	53,860
Restricted cash	5,088	3,253
Other assets	992	746
	122,302	77,452
Total assets	145,635	128,740

Liabilities and Equity
Current liabilities
Loans and borrowings	830	7,044
Trade payable	1,685	1,926
Accrued expenses and other payables	8,061	14,051
Liabilities attributed to discontinued operations	200	200
	10,776	23,221
Non-current liabilities:
Finance lease obligations	6,640	6,898
Long-term bank loans	28,944	11,680
Other long-term liabilities	2,826	3,827
	38,410	22,405
Total liabilities	49,186	45,626

Equity
Share capital	26,180	26,180
Share premium	76,410	76,410
Treasury shares	(522)	(522)
Reserves	(1,384)	(1,884)
Accumulated deficit	(4,288)	(17,079)
Attributed to owners of the Company’s equity rights	96,396	83,105
Non-Controlling Interest	53	9
Total equity	96,449	83,114
Total liabilities and equity	145,635	128,740

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statement of Comprehensive Income (loss)

	For the six months ended June 30
	2013	2012
	(Unaudited)	(Unaudited)
	US$ thousands	US$ thousands
Revenues	4,840	4,382
Operating expenses	882	1,045
Depreciation expenses	1,422	1,292
Gross profit	2,536	2,045

General and administrative expenses	1,294	1,377
Gain on bargain purchase (see Note 6)	10,237	-
Capital gain	-	160
Operating profit	11,479	828

Financing income	126	780
Financing income (expenses) in connection with derivatives, net	3,827	(1,427)
Financing expenses	(1,587)	(546)
Financing income (expenses), net	2,366	(1,193)
Company’s share of losses of investees accounted for at equity	(233)	(145)

Profit (loss) before taxes on income	13,612	(510)

Taxes on income	(777)	(171)

Net income (loss) for the period	12,835	(681)

Income (loss) attributable to:
Owners of the Company	12,791	(681)
Non-controlling interests	44	-
Net income (loss) for the period	12,835	(681)

Other comprehensive income (loss):
Foreign currency translation differences from foreign operations	500	(1,369)
Total other comprehensive income (loss)	500	(1,369)

Total comprehensive income (loss) for the period	13,335	(2,050)

Earnings (Loss) per share
Basic Earnings (loss) per share	1.2	(0.06)
Diluted Earnings (loss) per share	1.2	(0.06)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statement of Changes in Equity

	Attributable to owners of the Company
	Share capital	Share premium	Accumulated deficit	Treasury shares	Translation reserve from Foreign Operations	Total	Non- controlling interests	Total Equity
	US$ in thousands
For the six months ended
June 30, 2013 (unaudited)

Balance as at January1,
2013 (audited)	26,180	76,410	(17,079)	(522)	(1,884)	83,105	9	83,114
Income for the period	-	-	12,791	-	-	12,791	44	12,835
Other comprehensive income	-	-	-	-	500	500	-	500
Total comprehensive income	-	-	12,791	-	500	13,291	44	13,335
Balance as at June 30, 2013
(unaudited)	26,180	76,410	(4,288)	(522)	(1,384)	96,396	53	96,449

	Attributable to owners of the Company
					Translation
					reserve
					from
	Share	Share	Accumulated	Treasury	Foreign
	capital	premium	deficit	shares	Operations	Total
	US$ in thousands
For the six months ended
June 30, 2012 (unaudited)

Balance as at January 1,
2012 (audited)	26,180	76,403	(14,969)	(49)	(3,504)	84,061
Loss for the period	-	-	(681)	-	-	(681)
Other comprehensive loss	-	-	-	-	(1,369)	(1,369)
Total comprehensive loss	-	-	(681)	-	(1,369)	(2,050)
Transactions with owners of the Company, recognized directly in equity:
Treasury shares	-	-	-	(473)	-	(473)
Share-based payments	-	1	-	-	-	1
Balance as at June 30, 2012
(unaudited)	26,180	76,404	(15,650)	(522)	(4,873)	81,539

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statement of Cash Flows

	For the Six months ended June 30
	2013	2012
	(Unaudited)	(Unaudited)
	US$ thousands	US$ thousands
Cash flows from operating activities
Net income (loss) for the period	12,835	(681)
Adjustments for:
Financing expenses (income), net	(2,366)	1,193
Gain on bargain purchase (negative goodwill) (see Note 6)	(10,237)	-
Capital gain	-	(160)
Depreciation	1,422	1,292
Cost Share-based payment	-	1
Company’s share of losses of investees accounted for at equity	233	145
Increase in trade receivables	(74)	(63)
Decrease (increase) in other receivables and prepaid expenses	(2,482)	1,885
Decrease (increase) in other assets	7	(34)
Increase (decrease) in derivatives	3,827	(1,143)
Increase (decrease) in accrued severance pay, net	10	(3)
Taxes on income	777	171
Increase (decrease) in trade payables	38	(147)
Increase (decrease) in accrued expenses and other payables	(4,417)	984
Interest received	86	86
Interest paid	(905)	(412)

Net cash provided by (used in) operating activities	(1,246)	3,114

Cash flows from investing activities:
Purchase of property and equipment	(6,910)	(1,049)
Acquisition of subsidiary, net of cash acquired (see Note 6)	(30,742)	-
Advance on account of investment	-	(7,268)
Investment in equity accounted investees	(2,129)	(4,329)
Settlement of forward contract	(169)	-
Proceeds from (Investment in) restricted cash, net	(1,589)	1,620
Investment in long-terms deposits	(16)	-

Net cash used in investing activities	(41,555)	(11,026)

Cash flows from financing activities
Proceeds from sale and finance lease back	-	1,086
Treasury shares	-	(473)
Repayment of loans	(6,659)	-
Loans received	17,692	6,288

Net cash provided by financing activities	11,033	6,901

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

	For the Six months ended June 30
	2013	2012
	(Unaudited)	(Unaudited)
	US$ thousands	US$ thousands
Effect of exchange rate changes on cash and cash equivalents	108	(464)

Decrease in cash and cash equivalents	(31,660)	(1,475)
Cash and cash equivalents at the beginning of the period	33,292	28,917

Cash and cash equivalents at the end of the period	1,632	27,442

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 1 – General

A.	Reporting entity

Ellomay Capital Ltd. (hereinafter - the "Company") (formerly: NUR Macroprinters Ltd.), an Israeli Company in the business of energy and infrastructure and its operations currently mainly include production of renewable and clean energy. The Company owns thirteen photovoltaic plants that are connected to their respective national grids and operating as follows: (i) twelve photovoltaic plants in Italy with an aggregate nominal capacity of approximately 22.6 MWp and (ii) 85% of one photovoltaic plant in Spain with a nominal capacity of approximately 2.275 MWp. In addition, the Company indirectly owns 7.5% of Dorad Energy Ltd. (and an option to increase its indirect holdings in Dorad under certain conditions to 9.375%).

The Company’s current plan of operation is to operate its Italian and Spanish PV plants, to manage its holdings in the Israeli market and to continue to identify and evaluate additional suitable business opportunities in the energy and infrastructure fields, including in the renewable energy field, through the direct or indirect investment in power producing plants, the acquisition of all or part of an existing business, pursuing business combinations or otherwise.

The securities of the Company are listed on the NYSE MKT (under the symbol “ELLO”) and on the Tel Aviv Stock Exchange (under the symbol “ELOM”). The address of the Company’s registered office is 9 Rothschild Blvd., Tel Aviv, Israel.

B.	Significant events in the reporting period

On June 26, 2013, the Company consummated the acquisition of two photovoltaic plants with fixed technology in the Veneto Region, Italy (Northern Italy) (hereinafter – the “Veneto PV Plants”). The final consideration paid for the Veneto PV Plants and the related licenses was approximately 23.5 million Euros (approximately $30.6 million). The Veneto PV Plants were purchased under insolvency proceedings. The Company performed a preliminary analysis of the fair value of identifiable assets acquired and liabilities assumed and a preliminary and provisional purchase price allocation and recorded gain on bargain purchase (negative goodwill) in the amount of approximately $10.2 million based upon management’s best estimate of the value as a result of such preliminary analysis. Negative goodwill represents the excess of the Company’s share in the fair value of acquired identifiable assets, liabilities and contingent liabilities over the cost of an acquisition. The provisional amounts recognized may be adjusted during the 12 month period following the acquisition in accordance with IFRS 3 as more detailed analyses are completed and additional information on the fair value of assets and liabilities becomes available. Therefore, actual amounts recorded upon the finalization of the valuation may differ materially from the information presented in this release. See also Note 6.

Note 2 – Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements as at and for the period of 6 months ended June 30, 2013 have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2012 (hereinafter – “the annual financial statements”).
These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on December 25, 2013.

Unless otherwise noted, all references to “dollars” of “$” are to United States Dollar.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 2 – Basis of Preparation (cont'd)

B.	Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgments made by management in applying the Company’s accounting policies and the principal assumptions used in the estimation of uncertainty were the same as those that applied to the annual financial statements, except as described below:

•
Purchase price allocation - the Company is required to allocate the purchase price of investment in an investee to the assets and liabilities of this investee, on the basis of its estimated fair value. This valuation requires management to use significant estimates and assumptions that involve uncertainty, therefore actual results may be different.

Note 3 - Significant Accounting Policies

Except as described below in Items (A) and (B), the accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its annual financial statements.

Presented hereunder is a description of the changes in accounting policies that were applied in these condensed consolidated interim financial statements and their effect:

A.	Initial implementation of standards

(1).	IFRS 10 Consolidated Financial Statements (hereinafter – “IFRS 10”)
IFRS 10 replaces the requirements of IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and the requirements of SIC-12 Consolidation – Special Purpose Entities (“SIC 12”) with respect to the consolidation of financial statements, so that the requirements of IAS 27 will continue to be valid only for separate financial statements. IFRS 10 introduces a new single control model for determining whether an investor controls an investee and should therefore consolidate it. This model is implemented with respect to all investees. According to the model, an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with that investee, has the ability to affect those returns through its power over that investee and there is a link between power and returns. The application of IFRS 10 did not have a material effect on the financial statements.

(2).	IFRS 11, Joint Arrangements, IAS 28 (2011), Investments in Associates (hereinafter – “IFRS 11”)
IFRS 11 replaces the requirements of IAS 31 Interests in Joint Ventures ("IAS 31") and amends part of the requirements in IAS 28 Investments in Associates. IFRS 11 defines a joint arrangement as an arrangement over which two or more parties have joint control (as defined in IFRS 10). Joint arrangements are divided into two types: a joint operation and a joint venture on the basis of the rights and obligations of the parties to the arrangement. Joint ventures, which are all the joint arrangements structured in a separate vehicle in which the parties with joint control have rights to the net assets of the joint arrangement, shall only be accounted for using the equity method (the option to apply the proportionate consolidation method has been eliminated). The Company continues to implement the equity method for its investment in investees and thus there is no effect on the Company’s assets, liabilities or comprehensive income.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

(3).	IFRS 13, Fair Value Measurement (hereinafter – “IFRS 13”)
IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value. The standard’s requirements were included as part of Note 10 regarding financial instruments.

(4).	Amendment to IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income (hereinafter – “the IAS 1 Amendment”)
The IAS 1 Amendment changes the presentation of items of other comprehensive income (“OCI”) in the financial statements, so that items of OCI that may be reclassified to profit or loss in the future would be presented separately from those that would never be reclassified to profit or loss. The application of IAS 1 did not have a material effect on the financial statements.

B.	New standards and interpretations not yet adopted

(1).	Amendment to IAS 32 Financial Instruments: Presentation (“hereinafter – the IAS 32Amendment”)
The IAS 32 Amendment clarifies that an entity currently has a legally enforceable right to set-off amounts that were recognized if that right is not contingent on a future event; and it is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all its counterparties. The IAS 32 Amendment is applicable retrospectively for annual periods beginning on or after January 1, 2014. Early application of the IAS 32 Amendment is permitted subject to the concurrent application of amendment to IFRS 7.

(2).	IFRS 9 (2010),Financial Instruments (hereinafter – “IFRS 9 (2010)”)
IFRS 9 (2010) is one of the stages in a comprehensive project to replace IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39") and it replaces the requirements included in IAS 39 regarding the classification and measurement of financial assets and financial liabilities.
In accordance with IFRS 9 (2010), there are two principal categories for measuring financial assets: amortized cost and fair value, with the basis of classification for debt instruments being the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset. IFRS 9 (2010) is effective for annual periods beginning on or after January 1, 2015 but may be applied earlier. The Company is examining the effects of applying IFRS 9 (2010) on the financial statements and has no plans for early application.

(3).	IFRS 9 (2013), Financial Instruments, amendments to IFRS 9 (2010), IFRS 7 and IAS 39 (hereinafter – “IFRS 9 (2013)”)
IFRS 9 (2013) amends IFRS 9 (2010), IFRS 7 and IAS 39 on general hedge accounting. Under IFRS 9 (2013), additional hedging strategies that are used for risk management will qualify for hedge accounting (such as risk components of non-financial items or groups of items that constitute net positions). IFRS 9 (2013) replaces the present 80%-125% test for determining hedge effectiveness, with the requirement that there be an economic relationship between the hedged item and the hedging instrument, with no quantitative threshold. In addition, IFRS 9 (2013) introduces new models that are alternatives to hedge accounting as regards exposures and certain contracts outside the scope of IFRS 9 (2013). IFRS 9 (2013) sets new principles for accounting for hedging instruments, for example allowing cash instruments to be hedging instruments in more cases and adding the possibility to defer or amortize the “cost of hedging” (such as the time value of purchased options). In addition, IFRS 9 (2013) provides new disclosure requirements. The mandatory effective date of IFRS 9 (2013) has not yet been determined. Early application is permitted subject to the conditions specified in IFRS 9 (2013).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Seasonality

Solar power production has a seasonal cycle due to its dependency on the direct and indirect sunlight and the effect the amount of sunlight has on the output of energy produced. Thus, low radiation levels during the winter months decrease power production.

Note 5 – Operating Segments

The Company's chief operating decision maker (CODM) reviews internal management reports on a consolidated basis. The Company has only one strategic business unit.

Note 6 – Acquisitions of Subsidiaries

        Business combination during the period

On June 26, 2013, the Company consummated the acquisition of two photovoltaic plants with fixed technology in the Veneto Region, Italy (Northern Italy), with an aggregate capacity of approximately 12MWp. The Veneto PV Plants which constitute a business are fully constructed and operating and were connected to the Italian national grid in August 2011 under the applicable Feed-in-Tariff (0.238 Euro/kWh). The final consideration paid for the Veneto PV Plants and the related licenses was approximately 23.5 million Euros (approximately $30.6 million). The Veneto PV Plants were purchased under insolvency proceedings.

The results presented in the interim statements of comprehensive income (loss) do not include the results of the Veneto PV Plants, as the closing date of the acquisition was in near proximity to the balance sheet date. If the acquisition had occurred on January 1, 2013, management estimates that consolidated revenue for the six month period ended June 30, 2013 would have been $7,548 thousand and consolidated profit for the same period would have been $13,553 thousand.

The Company performed a preliminary analysis of the fair value of identifiable assets acquired and liabilities assumed and a preliminary and provisional purchase price allocation and recorded gain on bargain purchase (negative goodwill) in the amount of approximately $10.2 million based upon management’s best estimate of the value as a result of such preliminary analysis. Negative goodwill represents the excess of the Company’s share in the fair value of acquired identifiable assets, liabilities and contingent liabilities over the cost of an acquisition. The provisional amounts recognized may be adjusted during the 12 month period following the acquisition in accordance with IFRS 3 as more detailed analyses are completed and additional information on the fair value of assets and liabilities becomes available. Therefore, actual amounts recorded upon the finalization of the valuation may differ materially from the amount recorded  in this condensed consolidation interim financial statements.

Identifiable assets acquired and liabilities assumed (based on provisional amounts as described hereunder):

US$ thousands

Restricted cash	25
Trade and other receivables	1,481
Deferred tax assets	404
Property, plant and equipment	39,660
Trade and other payables	(317)
Other long term liabilities	(274)
Bargain Purchase gain	(10,237)

Total net identifiable assets	30,742

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 6 – Acquisitions of Subsidiaries (cont'd)

            Business combination during the period (cont'd)

    The aggregate cash flows derived for the Company as a result of the acquisition:

US$ thousands
Cash and cash equivalents paid	30,778
Less - cash and cash equivalents of the subsidiary	36
30,742

Gain on Bargain Purchase (Negative Goodwill)

Gain on bargain purchase (negative goodwill) was recognized as a result of the acquisition under insolvency proceedings as follows:

US$ thousands
Consideration transferred	30,742
Less fair value of identifiable net assets, not including Cash and cash equivalents	(40,979)
Gain on bargin purchase (negative goodwill)	(10,237)

Acquisition-related costs

During the six month period ended June 30, 2013 the Company incurred acquisition-related costs of approximately $500 thousand related to legal fees and due diligence costs. These costs have been included in general and administrative expenses in the statement of income.

Note 7 – Loans and Borrowings

A.
On June 20, 2013 the Company entered into a loan agreement (hereinafter – the “Loan Agreement”) with Israel Discount Bank Ltd. (hereinafter – the “Bank”). Pursuant to the Loan Agreement the Company received an amount of Euro 13,500 thousand (approximately $17,692 thousand), for a period of 18 months, bearing an interest at the EURO LIBOR 3 month rate plus 4.5%. The Company is entitled to perform early repayments of the loan, in whole or in part, at the end of each interest period, without having to pay any fees or penalties, upon delivering the bank with a request of early repayment at least 10 business days in advance.

B.	The loan Agreement includes the following covenants:

1.
The ratio of total net debt of Ellomay Capital Ltd. to total assets (the aggregate total assets of Ellomay Capital Ltd., Ellomay Luxembourg S.a.r.l, Ellomay Clean Energy Ltd. and Ellomay Clean Energy LP) shall not exceed 40%.

2.	The ratio of tangible equity of the Ellomay Capital Ltd. and its total assets shall not be less than 45% .

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 7 – Loans and Borrowings (cont'd)

3.
The term " tangible equity " means - total Equity of Ellomay Capital Ltd. less:  any amount attributable to intangible assets (including, but not limited to, know-how, patents, trademarks , trade names ,  goodwill , permits and licenses not resulting from energy generating assets that were acquired after the date of signing of the Loan Agreement) and excluding loans to interested parties or related entities related to them including (1) investment in energy generation infrastructure , (2) less any amount attributable to assets revaluation after December 31, 2012 , (3) less any amount attributable to minority and (4) excluding the discrepancies between the different accounting methods implemented by Ellomay Capital Ltd. compared to those applied in its financial statements as at 31.12.2012 .

4.	The ratio of total net debt of Ellomay Capital Ltd. and adjusted EBITDA shall not exceed 5.

The term " adjusted EBITDA " means - operating profit on a consolidated basis before interest and tax, plus depreciation and amortization expenses and non-cash flow accounting provisions and non-recurring expenses or income, and net of revenues from consulting or other services provided to other group entities, not taking into account any contribution to EBITDA of each group entity funded by way of project finance or leasing.

5.	The Company's equity shall not be less than $50,000 thousand, or less than 35 % of the total assets on a consolidated basis, the higher of the two.

6.
The ratio of cash and cash equivalents plus fixed assets and investments held (directly or indirectly) by the Company and the total liabilities and commitments of the Company, shall not be less than 2.

7.
Cash balances held directly by Ellomay Capital Ltd. and Ellomay Luxembourg S.a.r.l or  in accounts pledged to the Bank which are free and not subject to any claims by third parties or restricted for transfer by any third party or governmental agency , shall at all times amount to no less than $3,750 thousand. Provided that in the event the Company   repays portions of the loan principal, the request for a minimum balance of$3,750 thousand shall be reduced from time to time pro rata to the principal repaid.

8.	The ratio between the outstanding loan balance and the fair value of the group entities pledged plus the fair value of the indirect investment in Dorad shall not exceed 50%.

C.	As at June 30, 2013 the Company is in compliance with the covenants included in it financing agreements.

D.	To secure the payments under to the Loan Agreement, the Company placed the following first ranking unlimited pledges and provided the following undertakings:

•
A fixed pledge and mortgage on the Company's holdings of Ellomay Clean Energy, Limited Partnership, the holdings of such partnership in U. Dori Energy Infrastructures Ltd. and the holdings of the Company in the general partner of said partnership, Ellomay Clean Energy Ltd as well as on the rights (including shareholders loans) of said general partner in and/or towards the partnership.

•	A fixed pledge on Ellomay Clean Energy, Limited Partnership and Ellomay Clean Energy Ltd's bank accounts.

•	A floating lien on Ellomay Clean Energy Ltd.'s rights, assets, registered and non-issued capital and goodwill.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 7 – Loans and Borrowings (cont'd)

•
A fixed pledge on Ellomay Luxembourg Holdings S.a.r.l's holdings of four of the Company's subsidiaries in Italy -Pedale S.r.l, Ellomay PV Seven (formerly, Energy Resources Galatina) S.r.l, Luma Solar S.r.l and Murgia Solar s.r.l. (together, the "Pledged entities") as well as on all the rights (including shareholders loans) of Ellomay Luxembourg Holdings S.a.r.l towards each of the Pledged Entities.

•	An undertaking by each of the Pledged entities not to dispose of their assets other than in their regular course of business.

•	A guarantee by Ellomay Luxembourg Holdings S.a.r.l.

•	An undertaking by Ellomay Luxembourg Holdings. S.a.r.l not sell or dispose its holdings in the Pledged Entities, except as provided for or approved pursuant to the Loan Agreement.

•	A fixed pledge on the Company's and the General Partner's Discount Bank accounts that are used solely for the purposes of this loan.

•
Undertaking by Ellomay Luxembourg Holdings. S.a.r.l, Ellomay Clean Energy Ltd and Ellomay Clean Energy, Limited Partnership not to take any financial liabilities and not to place any liens on assets, except as permitted under the Loan Agreement.

Note 8 -  Contingent Liabilities

A detailed description of the Company's contingent liabilities is provided in note 13D to the annual financial statements. Presented hereunder are the changes in the Company's contingent liabilities:

Legal proceedings-

1.
In February 2007, a claim was filed against the Company and one of its former officers by a person claiming to have been an agent of the Company in West Africa for commissions on sales of printers. The claim is for NIS 3,000 thousand ($ 829 thousand as of June 30, 2013). The Company filed a statement of defense denying all claims, both with respect to the causes of action and with respect to the factual allegations in the claim. The plaintiff's filed a motion with the Court to strike the Company’s Statement of Defense, which was rejected. The plaintiff's filed a motion to appeal to the Supreme Court. That motion was rejected in July 2010. In October 2012, the district court rendered its ruling and rejected the plaintiff’s claims in their entirety. In November 2012 an appeal was filed in the Supreme Court by the plaintiff. Written summaries will be submitted by the plaintiffs and by the defendants by September 2013 and November 4, 2013, respectively, and the plaintiffs may submit a response to the defendants' summaries by December 2013. A hearing has been scheduled at the Supreme Court for March 5, 2014. Based on management's estimation and the assessment of its legal counsel, no provision was recorded with respect to this claim.

2.
The Autorizzazione Unica (hereinafter – the "AU Permit") required to commence constructions in relation to renewable energy plants granted to the Veneto PV Plants was the object of a claim filed on November 2, 2010 before the administrative Court of the Veneto region by Federazione Coldiretti del Veneto (i.e. a farmer organization, hereinafter “Coldiretti”) and the owner of a land neighboring to the Veneto Plants. The plaintiffs claimed that the AU permit was issued in breach of the laws regulating the right to build PV plants on agricultural lands thus making the AU permit illegitimate. A similar claim filed by Coldiretti against another plant built in the same area was dismissed by the administrative Court. Coldiretti has recently waived his claims against the Veneto PV Plants AU permit, and therefore the pending proceedings against Veneto PV Sites are in the final stages of the formal renunciation process.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 9 - Equity Accounted Investees

A.	Summary financial data for equity accounted investees

	June 30, 2013 Unaudited	December 31 2012 (audited)
	US$ thousands	US$ thousands
Investment in shares (C)	13,247	12,844
Long-term loans	9,220	6,688
Deferred interest	(738)	(334)
	21,729	19,198
Financial asset - Options to acquire additional shares	2,929	485

B.	Changes in investments

	June 30, 2013 Unaudited	December 31 2012 (audited)
	US$ thousands	US$ thousands

Balance as at January 1	19,198	12,995
Grant of long term loans	2,129	5,927
Interest on long term loans	404	334
Deferred interest	(404)	(334)
The Company’s share of losses	(233)	(232)
Foreign currency translation adjustments	635	508

Balance as at December 31, 2012 and June 30, 2013	21,729	19,198
Changes in option to acquire additional shares:
Balance as at January 1	485	52
Reevaluation of option to acquire additional shares	2,444	433

Balance as at December 31, 2012 and June 30, 2013	2,929	485

C.	Summary information on financial position

								Equity
								attributable
								to the
			Non-			Non-		owners of
	Rate of	Current	current	Total	Current	current	Total	the
	ownership	Assets	assets	assets	liabilities	liabilities	liabilities	Company
	%	US$ thousands
June 30, 2013
Dori Energy	40	77	46,213	46,290	(39)	(25,159)	(25,198)	21,092

December 31, 2012
Dori Energy	40	64	39,022	39,086	(13)	(18,060)	(18,073)	21,013

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 9 - Equity Accounted Investees (cont'd)

d.	Summary information on operating results

	Rate of	Profit (loss)
	Ownership	for the year
	%	US$ thousands
Six month period ended June 30, 2013
Dori Energy	40	(580)

Year ended December 31, 2012
Dori Energy	40	(580)

Note 10 – Financial Instruments

A.	Fair value

(1)	Fair values versus carrying amounts

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, trade receivables, other receivables, deposits, derivatives, short-term loans and borrowings, trade payable and other payables are the same or proximate to their fair value.

The fair values of the other financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	June 30, 2013
	Carrying
	amount	Fair value
	US$ thousands

Non-current liabilities
Long-term loans from banks and others	29,406	28,709
Finance lease liability	7,008	5,546

(2)	Fair value hierarchy

The table below presents an analysis of financial instruments measured at fair value on the temporal basis using valuation methodology in accordance with hierarchy fair value levels. The various levels are defined as follows:

—	Level 1: quoted prices (unadjusted) in active markets for identical instruments.
—	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.
—	Level 3: inputs that are not based on observable market data (unobservable inputs).

	June 30, 2013
	Level 1	Level 2	Level 3	Total
	US$ thousands
Option to acquire additional shares in investee	-	-	2,929	2,929
SWAP contracts	-	2,721	-	2,721

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 10 – Financial Instruments (cont'd)

(3)	Level 3 financial instruments carried at fair value

The table hereunder presents a reconciliation from the beginning balance to the ending balance of financial instruments carried at fair value level 3 of the fair value hierarchy:

For the six-month period ended June 30, 2013
Financial asset - option to acquire additional shares in investee
US$ thousands
Balance as at January 1, 2013	485
Total gains recognized in:
Profit or loss	2,444
Balance at June 30, 2013	2,929

The option to purchase additional shares of Dori Energy is measured based on its fair value in every reported period and changes are recorded as finance income or expenses. As of June 31, 2013 the fair value of the option is $ 2,929 thousand and recorded as financial asset in long-tem assets. The revaluation of the option was recognized as financial income in the amount of $ 2,444 thousand and resulted mainly from increased forecasted electricity sale to private customers versus electricity sale to the grid manager.

(4)	Details regarding fair value measurement at Levels 2 and 3

Financial	Valuation method to	Significant	Interrelation between significant unobservable
instrument	determine fair value	unobservable inputs	inputs and fair value measurement
SWAP contracts
Fair value measured on the basis of discounting the difference between the variable interest in  the contract and the SWAP rate for the residual period until redemption using appropriate interest curves used for derivative pricing and based on short-term Euribor interest rates and long-term IRS transactions
		Not relevant	Not relevant
Option to acquire additional shares in investee
The option to purchase additional shares of Dori Energy is measured  using the binomial options pricing model that traces the evolution of the option's key underlying variables in discrete-time by means of a binomial lattice (tree). The fair value of underlying asset, the shares of Dori Energy, was measured using the Net Asset Value (NAV) method and Dorad's fair value was measured using the Discounted Cash Flow (DCF) method, discounting the projected cash flows expected to be received.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 11 - Subsequent Events

1.
On July 29, 2013 the Knesset passed the Budget Law and the Arrangements Law for 2013-2014. As part of the legislation Company Tax was increased to 26.5% as from January 1, 2014. The increased tax rate did not affect the financial statements.

2.
On July 17, 2013 the Company entered a loan agreement with Erez Electricity Ltd. ("Erez Electricity") that owns among its other holdings  24% of the pumped storage project in the Gilboa, Israel ("PSP Gilboa") pursuant to which an amount of approximately NIS 770 thousand ($ 213 thousand) was lent to Erez Electricity. Subsequently in November 2013 in connection with the sale of Erez Electricity's holdings in PSP to third parties, the Company and Erez Electricity reached an agreement according to which the Company is entitled to the repayment of the amount lent including interests accrued and linkage, amounting to approximately NIS 1,000 thousand ($ 276 thousand) and to additional compensation in the aggregate amount of NIS 6,700 thousand ($ 1852 thousand) which will be linked to the Israeli CPI and will be paid in 2 installments of approximately NIS 1,200 thousand ($ 332 thousand) on financial closing of PSP Gilboa and NIS 5,500 thousand ($ 1,520 thousand) upon receipt of permanent licenses for generation of power and the approval of the technical advisor appointed by the financial institutions who have financed PSP Gilboa to the transfer from set up phase to operational phase.

3.
In July 2013, a new remunerative regime (RDL 9/2013) was announced in Spain establishing the basis of the new remuneration scheme applicable to renewable energies that will provide the owner a defined yield currently estimated to be calculated as 10-year government bonds plus 300 basis points.  The new regulation includes: (i) the proceeds for the sale of electricity according to market price, (ii) an "investment retribution" enough to cover the investment costs of a so-called “standard facility” – provided that such costs are not fully recoverable through the sale of energy in the market and (iii) an "operational retribution" enough to cover the difference, if any, between the operational income and costs of a standard plant that participates in the market. The definition of what constitutes a “standard facility” as well as the rest of the elements included in this new regulation and its relevant calculation formula are expected to be included in a future Spanish Royal Decree to be approved by the Spanish Government in early 2014. This new regulation may impact the profitability of the Company's PV plant in Spain. In consequence, under IAS 10 on 'Events after the reporting period', its potential impacts should be considered after the closing of the reporting period of June 30, 2013. As the elements and calculation formula have not yet been published, based on information available at the date of issuance of these Condensed Consolidated Financial Statements, in accordance with the analysis performed by the Company, management has concluded that the analysis carried out do not indicate an impairment in the carrying amount of assets related to solar electricity generation activity in Spain.